Exhibit 99.1
Johannesburg, 10 May 2024: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 31 March 2024 (Q1 2024). The Group's financial results are only provided on a six-monthly basis.
SALIENT FEATURES FOR QUARTER ENDED 31 MARCH 2024 COMPARED TO QUARTER ENDED 31 MARCH 2023 (Q1 2023)

•Improved trends in safety indicators maintained. Record Group SIFR achieved for Q1 2024
•Improved adjusted EBITDA from US PGM operations despite lower 2E basket price due to a 22% increase in 2E production and a 28% reduction in AISC
•3% increase in 4E PGM production from the SA PGM operations due to acquisition of additional 50% of Kroondal
•Sandouville nickel production increased by 42% and Nickel equivalent sustaining cost reduced by 36%
•The Keliber lithium project is on budget and progressing according to schedule
•Reldan acquisition successfully concluded with integration underway

KEY STATISTICS – GROUP

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2023	Dec 2023	Mar 2024		GROUP		Mar 2024	Dec 2023	Mar 2023
437	181	113	US$m	Adjusted EBITDA[1,13]	Rm	2,137	3,382	7,755
17.76	18.65	18.86	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	STOCK DATA FOR THE QUARTER ENDED 31 MARCH 2024

Salient features and key statistics	1	Number of shares in issue
Overview of the operating results by the Chief executive officer	3	- at 31 March 2024	2,830,567,264
Salient features - operational tables - quarterly statistics	8	- weighted average	2,830,567,264
All-in cost (reconciliation) - quarters	13	Free Float	99%
Adjusted EBITDA reconciliation - quarters	19	Bloomberg/Reuters	SSWSJ/SSWJ.J
Development results	20
Administration and other corporate information	22	JSE Limited - (SSW)
Disclaimer and forward-looking statements	23	Price range per ordinary share (High/Low)	R18.22 to R24.80
		Average daily volume	14,630,382

		NYSE - (SBSW); one ADS represents four ordinary shares
		Price range per ADS (High/Low)	US$3.93 to US$5.31
		Average daily volume	5,415,449

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024         1

KEY STATISTICS BY REGION

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2023	Dec 2023	Mar 2024		AMERICAS REGION		Mar 2024	Dec 2023	Mar 2023
				US PGM underground operations
100,690	116,213	122,543	oz	2E PGM production[2,3]	kg	3,812	3,615	3,132
1,426	1,048	971	US$/2Eoz	Average basket price	R/2Eoz	18,313	19,545	25,326
14	(36)	32	US$m	Adjusted EBITDA[1]	Rm	609	(663)	254
1,861	2,054	1,335	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	25,183	38,300	33,052
				US PGM recycling
78,844	75,428	77,873	oz	3E PGM recycling[2,3]	kg	2,422	2,346	2,452
2,972	1,664	1,289	US$/3Eoz	Average basket price	R/3Eoz	24,311	31,034	52,783
11	5	4	US$m	Adjusted EBITDA[1]	Rm	71	89	199
				SOUTHERN AFRICA (SA) REGION
				PGM operations
379,791	422,185	389,313	oz	4E PGM production[3,5,12]	kg	12,109	13,131	11,813
2,051	1,290	1,273	US$/4Eoz	Average basket price	R/4Eoz	24,004	24,052	36,433
391	177	77	US$m	Adjusted EBITDA[1]	Rm	1,456	3,294	6,952
1,129	1,107	1,230	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	23,207	20,654	20,043
				Gold operations
200,267	196,184	164,515	oz	Gold production	kg	5,117	6,102	6,229
1,864	1,982	2,069	US$/oz	Average gold price	R/kg	1,254,539	1,188,566	1,064,302
44	43	35	US$m	Adjusted EBITDA[1]	Rm	652	804	774
1,826	1,949	2,039	US$/oz	All-in sustaining cost[4]	R/kg	1,236,571	1,168,690	1,042,868
				EUROPEAN REGION
				Sandouville nickel refinery
1,609	1,280	2,279	tNi	Nickel production[6]	tNi	2,279	1,280	1,609
28,258	20,266	19,084	US$/tNi	Nickel equivalent average basket price[7]	R/tNi	359,933	377,958	501,856
(14)	(22)	(10)	US$m	Adjusted EBITDA[1]	Rm	(197)	(405)	(245)
38,750	36,072	23,294	US$/tNi	Nickel equivalent sustaining cost[8]	R/tNi	439,318	672,752	688,196
				AUSTRALIAN REGION
				Century zinc retreatment operation[9]
1	26	16	ktZn	Zinc metal produced (payable)[10]	ktZn	16	26	1
2,043	1,815	2,192	US$/tZn	Average equivalent zinc concentrate price[11]	R/tZn	41,346	33,852	36,287
(4)	9	(14)	US$m	Adjusted EBITDA[1]	Rm	(262)	164	(69)
9,205	1,758	2,574	US$/tZn	All-in sustaining cost[4]	R/tZn	48,547	32,783	163,477
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC)
5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total US and SA PGM operations, Total SA PGM operations and Marikana - Quarters"
6The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
7The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
8See "Salient features and cost benchmarks - Quarters" Sandouville nickel refinery for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost
9The Century zinc tailings retreatment operation is a leading tailings management and rehabilitation operation in Queensland, Australia. The Century operation was acquired by the Group on 22 February 2023
10Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
11Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
12As previously announced, Sibanye Rustenburg Platinum Mines Limited had entered into a pool and share agreement to acquire Rustenburg Platinum Mines Limited 50% ownership. The acquisition became effective on 1 November 2023 after all conditions precedent had either been met or waived, therefore from 1 November 2023 the SA PGM operations includes 100% Kroondal
13The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024 and at the date of this report management is still in the process of assessing the inputs, assumptions and information that may impact the identification and fair value of the net assets acquired. As a result, the results of Reldan are not included in the Q1 2024 operating update

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 2

OVERVIEW OF THE OPERATING RESULTS BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER

The continued improvement in the Group safety performance year-on-year is pleasing, confirming that our safety strategy continues to gain traction and that we remain on track for further reduction of risk for all safety incidents. The 15% decline in the Group Serious Injury Frequency Rate (SIFR) year-on-year, marked the third consecutive annual improvement in the Group SIFR since Q1 2021 (4.00), with the SIFR for Q1 2024 of 2.19 the lowest achieved by the Group since its inception. The Group Lost Day Injury Frequency Rate (LDIFR) and Total Recordable Injury Frequency Rate (TRIFR) were also much improved, declining by 7.6% and 11.3% respectively year-on-year.
The operational restructuring and capital preservation steps taken during H2 2023 and Q1 2024 have resulted in notable improvements at the US PGM operations, with the benefits at the SA operations expected to manifest in a phased manner over an extended period. We are confident that the restructuring that has taken place to date, at the SA operations as well as the current regional restructuring, will secure a lower cost structure for the SA region, despite the phased closure cost and initial disruption which has impacted Q1 2024.
A significant improvement in the performance of the US PGM operations was evident soon after the restructuring (repositioned for lower production and cost) undertaken during Q4 2023, with adjusted EBITDA improving despite a lower 2E PGM basket price received for Q1 2024. Underground mined 2E production was 22% higher than for Q1 2023 and 5% higher than for Q4 2023, with AISC declining by 28% year-on-year to US$1,335/2Eoz (R25,183/2Eoz), within guidance for 2024. Ongoing efforts to address skills shortages and other operational constraints are anticipated to result in further gains during the course of the year.
Gold production from the SA gold operations for Q1 2024 was 18% lower than for Q1 2023 with AISC 19% higher, primarily due to cessation of production from Kloof 4 shaft during 2023 but with costs still being incurred during Q1 2024 due to the phased closure process.
At the SA PGM operations, lower production from the four loss making shafts which were the subject of S189 consultations, as well as lost production from Siphumelele shaft as a result of the head gear incident, was offset by the consolidation of an additional 50% of Kroondal production following the early closing of the acquisition of Anglo American Platinum's (AAP) 50% shareholding in November 2023. 4E PGM production for Q1 2024 increased by 3% with AISC 11% higher year-on-year, reflecting the effect of residual closure costs due to the phased closure of infrastructure following the restructuring and shaft closure.
The operating performance of the Sandouville refinery was also significantly better due to improved circuit availability and production stability following repairs to the cathode units in the electro winning circuit in mid-2023 and other improvements to the plant. Production was 42% higher than for Q1 2023, with Nickel equivalent sustaining cost 40% lower, primarily due to reduced feedstock purchase costs (lower nickel price), and lower reagent and overhead costs. The prefeasibility study regarding the possible repurposing of the Sandouville refinery to produce precursor cathode active material (pCAM) commenced in March 2024. Initial outcomes of the pre-feasibility study of the project, now called the GalliCam project are expected by the end of 2024.
The Century zinc reprocessing operation in Queensland Australia was disrupted by severe regional weather during Q1 2024. Production was consequently below forecast and AISC higher than forecast. The operations have recovered from the impact of the wet weather and with the recent increase in the zinc price and significantly lower annual benchmark treatment charges (US$165/tonne in 2024 vs US$274/tonne in 2023) for 2024, the outlook has improved.
The significant decline in PGM prices during the course of 2023, compounded by lower production and higher residual cost from the restructuring of the SA gold and PGM operations resulted in Group adjusted EBITDA declining significantly. Average 2E PGM and 4E PGM basket prices were respectively 32% and 34% lower year-on-year, resulting in Adjusted EBITDA declining by 72% to R2.1 billion (US$113 million) for Q1 2024.
The fundamental outlook for gold remains constructive with limited apparent downside for the gold price for the balance of 2024. Our view that the fundamental outlook for PGMs is positive is unchanged, with little evidence of a systemic change in the market fundamentals to justify the price collapse observed during 2023. We believe that the drivers of this decline in PGM prices are temporary, and caused by earlier supply chain disruptions due to COVID-19 and the more recent invasion of the Ukraine resulting in safety stocks being held in inventory. Destocking of inventory accumulated since 2020 seems to have abated and while total vehicle production is forecast to increase, Battery electric vehicle (BEV) penetration rates have slowed with a shift to hybrid vehicles. Primary supply is likely to continue to decline and secondary recycling supply remains depressed. These factors suggest a more supportive outlook for PGM prices, with a drop in interest rates the probable catalyst for a meaningful recovery in PGM prices.
The Group has sufficient liquidity and balance sheet flexibility with an improved financial performance expected as the benefits of restructuring flow through to the bottom line. The closure of the Reldan acquisition during Q1 2024 is also expected to contribute positively to earnings and cash flow.
We are cognisant of our decreasing 12 month trailing adjusted EBITDA due to lower PGM commodity prices, impacting negatively on our covenant ratios and therefore continue to focus on the balance sheet with a view to increasing liquidity through a number of non-debt instruments such as pre-pays and streams and proactively engaging our lenders on temporarily raising our lending covenants.
SAFE PRODUCTION
We are encouraged by improving safety trends that we continue to observe at our operations and, whilst we are still on a journey, we are satisfied that we have the right approach which has been benchmarked against global best practise and has been reviewed by an independent safety expert.
On our journey to zero harm, eliminating fatal incidents remains our immediate priority and we continue to operationalise and refine our Fatal elimination strategy, with a continued focus on eliminating high-energy risks and high-potential incidents (HPIs) at our operations. Our Fatal elimination strategy puts an emphasis on leading indicators and critical life saving behaviours, rather than lagging or historical measures. It also focuses on improved reporting and recording of HPIs including incidents where there was an injury with the potential for loss of life (IPLL), and incidents where there was no injury but there was the potential for loss of life (NIPLL), i.e., near misses. Encouraging, enhanced reporting of HPIs by operational teams provides a more comprehensive measure of high energy risks in our operations, promotes greater awareness of risk, and facilitates a proactive approach to risk mitigation.
We continue to encourage a bottom-up approach to safety, empowering our entire workforce to take responsibility for safety. We encourage crews and frontline supervisors to stop work immediately should conditions be unsafe and we are dedicated to embedding an operational safety culture that enables our teams to work to standards and to stop any unsafe work without hesitation. Since June 2023 we have observed pleasing evidence of stoppages by frontline supervisors and crews in the SA region surpassing stoppages by senior management/safety officers/third parties, with the delta continuing to increase.
Regrettably, a colleague at our SA PGM operations, Reginald Sekati, a utility vehicle operator at Bathopele, Rustenburg operation was fatally injured when his vehicle collided with a redundant water pipe. Our heartfelt condolences are extended to Reginald's family, friends, and colleagues. This incident is being thoroughly investigated together with the relevant stakeholders and support has been
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 3

provided to the family. The rest of the Group's operations had a fatal free first quarter, with the SA gold operations now fatal free for eight months.
We are encouraged by the continued reduction in Group safety indicators, with Group SIFR declining by 15% from 2.57 for Q1 2023 to 2.19 for Q1 2024 and with the SIFR of 1.89 recorded during March 2024 the lowest ever recorded by the Group. At the SA PGM operations, it was very pleasing to note the continual improvement in the SIFR which declined by 32% year-on-year to 1.55 for Q1 2024 underpinned by the Rustenburg operation where the SIFR improved by 57% to 1.13. The Group TRIFR and LDIFR also improved by 11% and 8% respectively year-on-year.
While the focus is on ongoing improvement in all aspects of safety, the primary focus during 2024 is to further implement and operationalise the Fatal elimination strategy, and to institutionalise the commitment and responsibility for safety among operational line management and all employees in order to mitigate high energy risks. We remain committed to the continuous improvement in health and safety at our operations and we continue to enhance our risk approach to keep fatality prevention as our main priority.
OPERATING REVIEW
US PGM operations
The operational performance from the US PGM operations for Q1 2024 was significantly better, reflecting improved operational stability and the benefits of cost reduction measures implemented during Q4 2023. Mined 2E PGM production of 122,543 2Eoz for Q1 2024 was 22% higher than for Q1 2023, which was impacted by the shaft incident at the Stillwater West mine, and 5% higher than for Q4 2023. Production from the Stillwater mine of 79,107 2Eoz for Q1 2024 was 29% higher than for the comparable period in 2023 with production from the East Boulder mine of 43,436 2Eoz, 11% higher than for Q1 2023, despite geological and geotechnical complexity constraining production from the western section of the mine, and ongoing shortages of critical skills. In addition, the replacement of fans combined with mill maintenance contributed to an increase in ore stockpiled during the quarter, which will be processed during Q2 2024.
A strategic decision to focus on secondary (on reef) development in order to improve mining flexibility and productivity by providing access to more production stopes, resulted in secondary development from the Stillwater mine increasing by 33% year-on-year however at East Boulder due to the before mentioned headwinds, secondary development was 2% lower.
Pleasingly, operating costs per tonne milled declined by 6% to US$405/tonne (R7,642/tonne). ORD expenditure declined by 42% to US$32 million (R601 million) primarily as a result of a significant drop in contractor development cost and contract maintenance costs with sustaining capital declining by 46% from US$21 million (R367 million) to US$11 million (R209 million) as a result of fleet and underground equipment expenditure declining by approximately US$5 million following completion of major surface infrastructure (concentrator and West Fork ventilation raise) with reduced hoist repairs and tailings storage facility (TSF) expenditure resulting in a further US$5 million reduction.
Consequently, AISC declined by 28% to US$1,335/2Eoz (R25,183/2Eoz) for Q1 2024 from US$1,861/2Eoz (R33,052/2Eoz) for Q1 2023 and US$2,054/2Eoz (R38,300/2Eoz) for Q4 2023, reflecting the benefits from the restructuring primarily due to reducing high cost contractor labour and deferral of non-essential capital expenditure.
Total capital expenditure for Q1 2024 decreased by 47% year-on-year to US$46 million (R867 million) reflecting the repositioning of the operations for the lower price environment. Project capital was 73% lower at US$3 million (R57 million) due to the suspension of project capital at Stillwater East.
Adjusted EBITDA of US$32 million (R609 million) for Q1 2024 includes a once off US$43 million (R812 million) insurance payment related to the flooding event during mid-2022. Excluding the insurance payment, the adjusted EBITDA loss of US$11 million (R203 million), was significantly improved on Q4 2023 despite a 7% decline in the average 2E basket price received for Q1 2024. Looking ahead, the focus will be on improving fleet maintenance and reducing elevated maintenance costs by working more closely with original equipment manufacturers. Skills retention and training also remain a priority.
US PGM recycling operations
The global autocatalyst recycling market remains strained with some evidence of a slight recovery in PGM recycling. The US PGM recycling operations fed an average of 10.7 tonnes per day (tpd) of spent autocatalyst material for Q1 2024, in line with Q1 2023. 3E PGM ounces fed of 77,873 3Eoz, were 1% lower than the 78,844 3Eoz fed for Q1 2023. At the end of Q1 2024, approximately 23 tonnes of recycle inventory was on hand, compared with 33 tonnes at the end of Q1 2023.
Recent indicators suggest that the autocatalyst recycling market may have bottomed in Q1 2024, with a stable performance in tonnes and ounces fed to furnaces compared to the previous quarter. Despite ongoing challenges, such as an increase in the average age of scrapped vehicles and fluctuations in the used car market, there are positive signs pointing to a potential uptick in recycling rates.
SA PGM operations
Year-on-year comparison of the SA PGM operating results is complicated by various factors, including the acquisition of AAP 50% share of the Kroondal PSA from 1 November 2023 which added 30,575 4Eoz to total production during the quarter and the impact of operational restructuring. Mandatory regulatory S189 consultations commenced on 24 October 2023 and concluded on 24 February 2024, impacting productivity due to moratoriums on hiring, movement of crews and a general decline in productivity associated with disruptions. After a slow start to the year, production improved over the quarter and into April 2024.
4E PGM production of 414,918 4Eoz from the SA PGM operations for Q1 2024 (including attributable production from Mimosa, third party purchase of concentrate (PoC) and the consolidation of an additional 50% of Kroondal) was 3% higher than for Q1 2023. PoC increased by 7% to 25,605 4Eoz. 4E PGM production (excluding PoC) of 389,313 oz, was 3% higher year-on-year.
AISC (excluding PoC) for Q1 2024 increased by 16% year-on-year to R23,207/4Eoz (US$1,230/4Eoz). The above inflation increase was primarily as a result of a once off adjustment to legacy leave liabilities at the Marikana operation (contributing R1,035/4Eoz or 4.5% to AISC for the quarter) as well as restructuring related costs, the benefit of which will be realised in coming quarters. The cost increases were to some extent offset by-product credits increasing by 30% year-on-year to R2.8 billion (US$149 million) and royalties declining by 75%. AISC (including PoC) increased by 11% year-on-year to R22,923/4Eoz (US$1,215/4Eoz).
Capital expenditure of R1.1 billion (US$60 million) for Q1 2024 was 3% lower than for Q1 2023 with ORD declining by 16% to R545 million (US$29 million) because of a decrease in primary (off-reef) development year-on-year. Sustaining capital of R430 million (US$23 million) was 23% higher primarily due to a 62% increase at the Rustenburg operation. Project capital of R154 million was 6% lower due to lower expenditure at the K4 project, in line with plan.
4E PGM production from the Rustenburg operation for Q1 2024 of 137,100 4Eoz was 7% lower year-on-year with underground production of 120,584 4Eoz, 7% lower and surface production of 16,516 4Eoz, 5% lower. The Bathopele mine was impacted by a S54 shutdown
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 4

following the fatal incident and the Siphumelele head gear bin failure that resulted in a loss of production of four weeks during March 2024. These shortfalls were partially offset at Khuseleka shaft where production increased year-on-year. AISC of R21,284/4Eoz (US$1,129/4Eoz) for Q1 2024 was 15% higher year-on-year primarily due to lower production, inflationary cost increases and sustaining capital which increased to R207 million (US$11 million), primarily driven by the initial Siphumelele shaft repair costs. ORD expenditure declined by 14% to R145 million (US$8 million). By-product credits increased by 60% to R1.4 billion (US$72 million), primarily due to an 85kt year-on-year increase in chrome produced.
4E PGM production of 174,892 oz from the Marikana operation (including PoC) for Q1 2024 was flat year-on-year with PoC ounces of 25,605 4Eoz, 7% higher. Production (excluding PoC) of 149,287 4Eoz was 2% lower year-on-year, with production from underground of 141,666 4Eoz, 3% lower and surface production of 7,621 4Eoz, 44% higher due to higher throughput and improved plant recoveries. The Marikana underground operations were impacted by the restructuring of the Rowland shaft and underperformance of the subsequently closed 4B shaft partially offset by K4 production which increased by 8,169 4Eoz to 10,589 4Eoz for Q1 2024. AISC (excluding PoC) increased by 15% to R26,606/4Eoz (US$1,411/4Eoz) as a result of the once off adjustment to legacy leave liabilities, which accounted for R2,492/4Eoz or 9.4% of AISC (excluding PoC) as well as annual inflation. AISC (including PoC) of R25,484/4Eoz (US$1,351/4Eoz), was 6% higher year-on-year, with PoC purchase costs declining by 28% year-on-year to R591 million (US$31 million) in line with the decline in PGM prices and the factors detailed previously. While the K4 project remains in build up phase, unit operating costs, ORD and sustaining capital will remain elevated on a unit cost measure, but are expected to reduce as K4 production builds up.
The Kroondal operation produced 61,150 4Eoz for Q1 2024, 48% higher year-on-year due to the consolidation of 100% of the operation as opposed to 50% for Q1 2023. On a comparable basis, Kroondal's production declined by 26% or 10,612 4Eoz. This was primarily due to the closure of the Simunye shaft and the Klipfontein opencast which is at the end of its life. Due to the decrease in production, AISC of R21,848/4Eoz (US$1,158/4Eoz) was 26% higher than Q1 2023.
4E PGM production from Platinum Mile for Q1 2024 of 11,794 4Eoz was 10% lower than for Q1 2023 as a result of 19% lower run of mine tonnes received due to lower production from Rustenburg underground operations as well as lower surface tailings feed. However, a positive trend of improved recoveries has continued with the Waterval West dam conversion to 100% mechanical from hydro-mining improving plant stability and resulting in a 13% increase in yield year-on-year. The chrome extraction plant which was commissioned at the end of 2023 is in build-up phase and produced 18kt of chrome in Q1 2024, with the plan to increase production to the nameplate 240kt per year during H2 2024. Despite the decrease in PGM output and cost pressures, AISC of R9,412/4Eoz (US$499/4Eoz) for Q1 2024 was 10% lower than for Q1 2023 due to by-product credits increasing by 233% to R70 million (US$4 million) because of the chrome production.
Attributable PGM production from Mimosa for Q1 2024 of 29,982 4Eoz was 14% higher than for Q1 2023 with tonnes milled increasing by 10% and recoveries by 7% as a result of the continued optimization of the reagent suite and cell settings. Despite high in country inflationary cost pressures, unit cost was maintained at US$93/tonne (R1,762/tonne). Sustaining capital expenditure was 32% lower to US$9 million (R170 million) due to the completion of the plant optimization study with the new tailings storage facility expected to be commissioned in May 2024. AISC decreased by 9% year-on-year to US$1,243/4Eoz (R23,447/4Eoz) for Q1 2024.
Q1 2024 chrome sales of 638kt were 28% higher than sales of 499kt for Q1 2023, due to improved production from operations, an improved ore transportation strategy with less disruptions and ongoing ramp-up of the chrome tailings project at Platinum Mile. Chrome revenue of R1,552 million (US$82 million) for Q1 2024 was 82% higher than for Q1 2023, due to increased sales volumes and a 2% increase in the received chrome price of US$288/t and a 6% depreciation in the rand:US$ exchange rate.
The K4 project
The K4 project focus is progressing from completion of shaft infrastructure to ramping up production. K4 produced 10,589 4Eoz for Q1 2024 compared with 2,421 4Eoz for Q1 2023. Project capital expenditure for Q1 2024 was R154 million.
SA gold operations
Gold production (excluding DRDGOLD) of 3,890kg (125,066oz) from the SA gold operations was 21% lower than for Q1 2023, primarily due to the closure of Kloof 4 shaft during H2 2023, a slower than planned production build-up after the December 2023 shut down compounded by seismicity related challenges at Driefontein 4 Shaft and a transitioning from Carbon Leader to VCR reef at Driefontein 1 Shaft. Production from the SA gold operations (including DRDGOLD) for Q1 2024 of 5,117kg (164,515oz) was 18% lower than for Q1 2023.
AISC (excluding DRDGOLD) of R1,333,818/kg (US$2,200/oz) was 20% higher than for Q1 2023, reflecting the impact of 24% less gold sold inflationary cost pressures and costs incurred at the Kloof 4 shaft as preparations for closure continued during Q1 2024. These costs are forecast to reduce in coming quarters as the shaft rehabilitation and closure is completed. AISC (including DRDGOLD) for Q1 2024 of R1,236,571/kg (US$2,039/oz) was 19% higher year-on-year.
Capital expenditure for Q1 2024 (excluding DRDGOLD) of R984 million (US$52 million) was 20% lower than for Q1 2023 with project capital decreasing by 48% to R213 million (US$11 million) as a result of terminating the Kloof 4 deepening project and less expenditure at the Burnstone project. Sustaining capital decreased by 35% to R106 million (US$6 million), while ORD expenditure increased by 2% to R665 million (US$35 million) as a result of increased ORD at Driefontein.
Production from the Driefontein operation declined by 18% to 1,563kg (50,252oz) as a result of a delayed commencement of production after the Christmas break at most shafts due to elevated temperatures requiring a longer cool down period and Driefontein 1 and 8 shafts experiencing elevated seismicity which delayed the mining of some high grade areas. With these issues mostly resolved, Driefontein production is expected to normalise during Q2 2024. AISC of R1,292,115/kg (US$2,131/oz) was 21% higher than for Q1 2023, primarily as a result of lower production. ORD increased by 14% to R398 million (US$21 million) as a result of a 4% increase in off-reef development to improve mining flexibility. Sustaining capital expenditure decreased by 19% to R65 million (US$3 million) due to a slower start-up of the D1 and D4 pillar projects.
Underground production of 961kg (30,897oz) from the Kloof operation for Q1 2024 was 42% or 683kg (21,959oz) lower year-on-year primarily due the closure of Kloof 4 shaft with Kloof 1 shaft and 8 shaft also impacted by seismic activity. Production from surface sources of 174kg (5,594oz), was 98% higher year-on-year due to a near doubling in yield from the current dumps being reprocessed. AISC of R1,580,279/kg (US$2,606/oz) for Q1 2024 was 30% higher than for Q1 2023 due to lower production and 43% less gold sold than for the comparable period in 2023. Costs are expected to reduce as the Kloof 4 shaft closure process is completed during Q2 2024. Project capital declined from R31 million (US$2 million) in Q1 2023 to zero in Q1 2024 as a result of the closure of Kloof 4 shaft and termination of the Kloof 4 shaft deepening project. For Q1 2024, ORD was 7% lower year-on-year due to the closure of Kloof 4 shaft, partially offset by an increase in off reef development at Kloof 8 shaft. Sustaining capital was 46% lower due to the closure of Kloof 4 shaft.
Underground production from the Beatrix operation for Q1 2024 of 900kg (28,936oz) was 6% lower than for Q1 2023 due to a management imposed safety stoppage in January. Production from surface sources declined from 48kg (1,543oz) in Q1 2023 to 4kg (129oz) for Q1 2024. In addition, the Beatrix processing plant experienced downtime during the quarter which resulted in a temporary stockpile containing 23kg (740oz) which was processed over the Easter period. AISC for Q1 2024 increased by 8% year-on-year to R1,112,112/kg (US$1,834/oz)
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 5

with ORD declining by 25% to R62 million (US$3 million). Sustaining capital declined from R14 million (US$1 million) to R3 million (US$3 million) due to projects completed early in 2023.
Surface gold production from the Cooke operation for Q1 2024 increased by 11% to 288kg (9,259oz) with AISC increasing by 38% to R1,356,209/kg (US$2,237/oz) compared to Q1 2023. This was primarily as a result of higher aggregate purchase costs of third party gold bearing material where the purchase price is linked to the gold price. Purchase of aggregate material increased from 120kg (3,858oz) for Q1 2023 to 208kg (6,687oz) for Q1 2024, but resulted in increased profitability.
DRDGOLD gold production of 1,227kg (39,449oz) for Q1 2024, was 8% lower than for Q1 2023 as a result of an 8% decrease in yield as higher grade remnant material at older ERGO and Far West Gold Recoveries (FWGR) sites were depleted and as a result of a reduction of higher grade third party sand material processed at ERGO. AISC for Q1 2024 increased by 17% to 906,404/kg (US$1,495/oz) due to gold sold declining by 8%, and above inflation costs, despite a 46% decrease in sustaining capital reflecting the tailing off of the investment in new infrastructure for major new reclamation sites at both the ERGO and FWGR operations. Project capital increased by 101% in Q1 2024 year-on-year to R322 million (US$17 million), primarily for the construction of the solar power plant project which is expected to be commissioned by the end of May 2024, with the battery storage system expected to be completed in October 2024.
Burnstone project
Capital investment in the Burnstone project has been deferred, with stoping and development activities ceasing apart from the main shaft decline development. All construction has been suspended except the completion of the surface conveyors, including the new waste conveyor, with planned completion at the end of May 2024, and the support of Settler No.1 and Clearwater Dam No.1 & 2, with planned completion at the end of June 2024. In Q1 2024 R210 million (US$11 million) was spent on the project. For 2024, planned project capital for Burnstone is unchanged at R390 million (US$22 million). The Burnstone project, following the deferral of capital expenditure as announced in February 2024, also requires restructuring to align with the reduction in planned capital activities. A S189 consultation process on the restructuring of the Burnstone operations is in progress.
European region
Sandouville nickel refinery
The operating performance from the Sandouville nickel refinery was significantly improved year-on-year, with nickel equivalent production for Q1 2024 of 2,279tNi, 42% higher than for Q1 2023. Nickel metal production increased by 64% to 1,935 tNi and nickel salts production of 344 tNi was 20% lower than for Q1 2023. As a result of a build-up in nickel salts inventory and anticipated lower demand from customers, nickel salts production was reduced to adapt to market requirements with a focus on maximising nickel metal output. Process plant stability and reliability was much improved following maintenance work on the cathode circuit during 2023, with the nickel recovery yield increasing further to 97.2% from 96.2% in Q1 2023.
Costs were well controlled with the nickel equivalent sustaining cost for Q1 2024 declining by 40% to US$23,294/tNi (R439,318/tNi), primarily due to lower cost of purchasing feedstock related to the 32% lower average LME nickel price (equivalent basket price of US$19,084/tNi, R359,933/tNi) which is a meaningful cost component. In addition, lower consumption and prices of energy and reagents were significant contributors to lower costs. Sales of nickel salts were 82% higher for Q1 2024 increasing to 417tNi and nickel metal sales increased by 78% to 1,989tNi, which was higher than production for Q1 2024, with a consequent reduction in inventory. Sustaining capital of US$3 million (R62 million), incurred to continuously improve plant reliability, was 33% higher for Q1 2024.
The pre-feasibility study to assess the potential of repurposing the Sandouville plant to produce pCAM was approved and commenced in March 2024 and is progressing as planned. Further announcements will be made as soon as various stages of the study are completed.
Keliber lithium project
Construction of the Keliber lithium refinery in Kokkola has progressed according to schedule. The main building steel frame is complete, and a topping out ceremony was held on 17 January 2024. The effluent treatment plant (ETP) received the building permit, and subsequently earthworks and concrete works have started. Supporting facilities are somewhat behind schedule but without any impact to the overall plant commissioning schedule.
The second phase of the Keliber lithium project, comprising the construction of the concentrator in Päiväneva and the development of the Syväjärvi open pit mine, commenced in late 2023.
A court ruling on three appeals made in relation to the Rapasaari-Päiväneva environmental permit (covering the concentrator and the Rapasaari mine) was received on 23 February 2024. The environmental permit is now legally valid as the court upheld the permit but at the same time referred certain permit conditions back to the permitting authority for further review. Management's view is that: (i) the construction of the concentrator can proceed, as the environmental permit remains valid; (ii) commencement of production from the concentrator is subject to the permitting authority’s review and the issuing of enforceable permit decisions; (iii) can commence operations as scheduled, and (iv) the Rapasaari mine schedule may be delayed by some 1-2 years, but Syväjärvi ore can be used for the first 3-4 years of operations.
Other developments
•Negotiations with a syndicate of financial institutions for debt financing of the remaining Keliber project capital are advancing
•Identified three sources of external third party spodumene supply to commission the Keliber lithium refinery and provide feed before processing of own ore. Samples from each source of supply were received for testing with final qualification to be confirmed in Q2 2024
Australian region
Century zinc tailings retreatment operation
Sibanye-Stillwater acquired control of New Century Resources Limited from 22 February 2023, therefore comparison with Q1 2024 is not relevant.
The Century zinc tailings retreatment operation (Century operation) produced 16kt of payable zinc metal at an AISC of US$2,574/tZn (R48,547/tZn) for Q1 2024. Production for Q1 2024, was impacted by wet weather conditions, when combined with the March shutdown (92 hrs duration) this resulted in 595 hrs of lost operational time, compared to 740 hrs downtime in Q1 2023. The rain related downtime allowed for the completion of substantial opportune maintenance works, and the reduction of work required in one of the two annual shutdowns, which was safely completed in March. This has set the operations up well for the comparatively drier months of April through October, where all efforts will be made to catch-up on payable zinc metal production. Sustaining capital expenditure for the quarter was also less than expected at US$1 million (R11 million). With the recent increase in the zinc price and significantly lower spot treatment charges, the outlook for the Century zinc tailings retreatment operation is positive for the remainder of the year.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 6

Mt Lyell copper project
The Mt Lyell feasibility study (AACE Class 3 Estimate) is progressing and is expected to be completed during H1 2024.
OPERATING GUIDANCE FOR 2024*

Operating guidance for the 2024 year for all operations remain unchanged and are set out below:
•The US PGM operations forecast production of between 440,000 2Eoz and 460,000 2Eoz, with AISC of between US$1,365/2Eoz (R23,888/2Eoz) to US$1,425/2Eoz (R24,938/2Eoz) excluding any possible S45X credit (45X Advanced Manufacturing Production Credit (S45X credit)). Capital expenditure is forecast to be between US$175 million and US$190 million (R3.1 billion and R3.3 billion), including approximately US$13 million (R228 million) project capital
•3E PGM production for the US PGM recycling operations is forecast to be between 300,000 and 350,000 3Eoz fed for 2024. Capital expenditure is forecast at US$700,000 (R12 million)
•4E PGM production from the SA PGM operations for 2024 is forecast to be between 1.8 million 4Eoz and 1.9 million 4Eoz including approximately 80,000 4Eoz of third party PoC, with AISC between R21,800/4Eoz and R22,500/4Eoz (US$1,245/4Eoz and US$1,285/4Eoz) - excluding cost of third party PoC. Capital expenditure is forecast at R6.0 billion (US$343 million)* for the year
•Gold production from the managed SA gold operations (excluding DRDGOLD) for 2024 is forecast at between 19,500kg (627koz) and 20,500kg (659koz). AISC is forecast to be between R1,100,000/kg and R1,200,000/kg (US$1,955/oz and US$2,133/oz). Capital expenditure is forecast at R3.9 billion (US$223 million), including R390 million (US$22 million) of project capital expenditure provided for the Burnstone project
•Production from the Sandouville nickel refinery is forecast at between 7.5 and 8.5 kilotonnes of nickel product, at a Nickel equivalent sustaining cost of between €21,000/tNi (R399k/tNi)* and €23,000/tNi (R437k/tNi)* and capital expenditure of €8 million (R152 million)*. Capital expenditure at the Keliber lithium project for 2024 is forecast to be about €361 million (R6.9 billion)*
•Production from the Century zinc tailings retreatment operation is forecast at between 87 and 100 kilotonnes of zinc metal (payable) at an AISC of between A$3,032 and A$3,434/tZn (US$2,032 and US$2,302/tZn or R35,560 and R40,285/tZn) and capital expenditure of A$17 million (US$11 million or R196 million). Project capital on the Mount Lyell copper/gold project for 2024 is forecast to be A$6.6 million (US$4 million or R77 million)
* The guidance has been translated where relevant at an average exchange rate of R17.50/US$, R19.00/€ and R11.73/A$
NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 7

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US and SA PGM opera-tions[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal[3]	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface		Surface	Attribu-table
Production
Tonnes milled/treated	kt	Mar 2024	8,855	324	8,531	4,110	4,421	1,272	1,349	1,424	1,015	1,056	2,057	358
		Dec 2023	9,301	289	9,012	4,259	4,753	1,446	1,418	1,552	1,028	900	2,307	361
		Mar 2023	8,742	282	8,460	3,860	4,600	1,412	1,260	1,436	812	686	2,529	326
Plant head grade	g/t	Mar 2024	2.38	12.98	1.98	3.17	0.87	3.43	1.05	3.59	0.87	2.19	0.76	3.42
		Dec 2023	2.36	13.75	1.99	3.26	0.86	3.47	1.03	3.60	0.89	2.28	0.75	3.39
		Mar 2023	2.29	12.26	1.96	3.28	0.85	3.34	1.05	3.64	0.88	2.27	0.74	3.53
Plant recoveries	%	Mar 2024	75.54	90.25	71.69	84.37	29.05	85.95	36.26	86.22	26.85	82.23	23.46	76.27
		Dec 2023	76.29	91.78	72.86	84.57	34.01	85.63	50.58	85.89	28.31	83.57	22.68	76.09
		Mar 2023	74.64	90.67	71.24	84.52	28.43	85.81	40.83	87.08	22.98	82.28	21.77	71.33
Yield	g/t	Mar 2024	1.80	11.71	1.42	2.67	0.25	2.95	0.38	3.10	0.23	1.80	0.18	2.61
		Dec 2023	1.80	12.62	1.45	2.76	0.29	2.97	0.52	3.09	0.25	1.91	0.17	2.58
		Mar 2023	1.71	11.12	1.40	2.77	0.24	2.87	0.43	3.17	0.20	1.87	0.16	2.52
PGM production[4]	4Eoz - 2Eoz	Mar 2024	511,856	122,543	389,313	353,382	35,931	120,584	16,516	141,666	7,621	61,150	11,794	29,982
		Dec 2023	538,398	116,213	422,185	377,498	44,687	138,182	23,742	154,274	8,327	55,136	12,618	29,906
		Mar 2023	480,481	100,690	379,791	344,052	35,739	130,123	17,361	146,346	5,276	41,187	13,102	26,396
PGM sold[5]	4Eoz - 2Eoz	Mar 2024	640,537	129,321	511,216			146,958	24,563	238,129		61,150	11,794	28,622
		Dec 2023	586,434	109,488	476,946			151,111	23,945	204,455		55,136	12,618	29,681
		Mar 2023	500,257	87,781	412,476			135,514	20,466	180,929		41,187	13,102	21,278
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Mar 2024	22,787	18,313	24,004			24,196	21,894	24,008		24,566	22,265	21,869
		Dec 2023	23,171	19,545	24,052			24,350	22,506	23,976		24,570	22,629	22,311
		Mar 2023	34,357	25,326	36,433			36,952	27,855	36,988		38,142	29,968	30,406
	US$/4Eoz - US$/2Eoz	Mar 2024	1,208	971	1,273			1,283	1,161	1,273		1,303	1,181	1,160
		Dec 2023	1,242	1,048	1,290			1,306	1,207	1,286		1,317	1,213	1,196
		Mar 2023	1,935	1,426	2,051			2,081	1,568	2,083		2,148	1,687	1,712
Operating cost[8,10]	R/t	Mar 2024	1,396	7,642	1,149			2,456	253	1,752		1,415	76	1,762
		Dec 2023	1,332	10,256	1,034			2,212	223	1,530		1,467	69	1,697
		Mar 2023	1,159	7,665	934			2,042	143	1,589		1,180	60	1,653
	US$/t	Mar 2024	74	405	61			130	13	93		75	4	93
		Dec 2023	71	550	55			119	12	82		79	4	91
		Mar 2023	65	432	53			115	8	89		66	3	93
	R/4Eoz - R/2Eoz	Mar 2024	24,616	20,189	26,126			25,916	20,647	28,609		24,448	13,227	21,013
		Dec 2023	23,424	25,539	22,798			23,158	13,310	24,280		23,941	12,601	20,464
		Mar 2023	21,476	21,432	21,489			22,156	10,368	23,552		19,642	11,525	20,420
	US$/4Eoz - US$/2Eoz	Mar 2024	1,305	1,070	1,385			1,374	1,095	1,517		1,296	701	1,114
		Dec 2023	1,256	1,369	1,222			1,242	714	1,302		1,284	676	1,097
		Mar 2023	1,209	1,207	1,210			1,248	584	1,326		1,106	649	1,150
All-in sustaining cost[9,10]	R/4Eoz - R/2Eoz	Mar 2024	23,710	25,183	23,207			21,284		26,606		21,848	9,412	23,447
		Dec 2023	24,687	38,300	20,654			17,403		23,764		22,562	13,869	25,212
		Mar 2023	22,927	33,052	20,043			18,558		23,057		17,311	10,456	24,360
	US$/4Eoz - US$/2Eoz	Mar 2024	1,257	1,335	1,230			1,129		1,411		1,158	499	1,243
		Dec 2023	1,324	2,054	1,107			933		1,274		1,210	744	1,352
		Mar 2023	1,291	1,861	1,129			1,045		1,298		975	589	1,372
All-in cost[9,10]	R/4Eoz - R/2Eoz	Mar 2024	24,152	25,648	23,641			21,284		27,651		21,848	9,412	23,447
		Dec 2023	25,542	39,763	21,329			17,403		25,234		22,599	15,771	25,212
		Mar 2023	23,725	35,018	20,507			18,558		24,132		17,336	10,456	24,360
	US$/4Eoz - US$/2Eoz	Mar 2024	1,281	1,360	1,254			1,129		1,466		1,158	499	1,243
		Dec 2023	1,370	2,132	1,144			933		1,353		1,212	846	1,352
		Mar 2023	1,336	1,972	1,155			1,045		1,359		976	589	1,372
Capital expenditure[6]
Ore reserve development	Rm	Mar 2024	1,146	601	545			145		400		—	—	—
		Dec 2023	1,398	813	585			163		422		—	—	—
		Mar 2023	1,622	976	646			168		478		—	—	—
Sustaining capital	Rm	Mar 2024	639	209	430			207		151		68	4	170
		Dec 2023	1,579	792	787			217		424		115	31	281
		Mar 2023	718	367	351			128		168		48	7	237
Corporate and projects	Rm	Mar 2024	211	57	154			—		154		—	—	—
		Dec 2023	432	170	262			—		236		2	24	—
		Mar 2023	362	198	164			—		163		1	—	—
Total capital expenditure	Rm	Mar 2024	1,996	867	1,129			352		705		68	4	170
		Dec 2023	3,409	1,775	1,634			380		1,082		117	55	281
		Mar 2023	2,702	1,541	1,161			296		809		49	7	237
	US$m	Mar 2024	106	46	60			19		37		4	—	9
		Dec 2023	183	95	88			20		58		6	3	15
		Mar 2023	152	87	65			17		46		3	—	13
Average exchange rate for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 8

3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Production per product – see prill split in the table below
5PGM sold includes the third party PoC ounces sold
6The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
8Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period. For a reconciliation, refer to "Unit operating cost - Quarters" US and SA PGM operations
9All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in costs, see “All-in costs – Quarters”
10Operating cost, all-in sustaining costs and all-in costs, are not measures of performance under IFRS. As a result, such measures should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS. Non-IFRS measures are the responsibility of the Board

Mining – PGM Prill split including third party PoC, excluding recycling operations

	US AND SA PGM OPERATIONS						TOTAL SA PGM OPERATIONS						US PGM OPERATIONS
	Mar 2024		Dec 2023		Mar 2023		Mar 2024		Dec 2023		Mar 2023		Mar 2024		Dec 2023		Mar 2023
		%		%		%		%		%		%		%		%		%
Platinum	273,226	51%	291,742	52%	264,685	52%	245,406	59%	265,507	60%	240,903	60%	27,820	23%	26,235	23%	23,782	24%
Palladium	219,709	41%	222,145	40%	196,583	39%	124,986	30%	132,167	30%	119,675	30%	94,723	77%	89,978	77%	76,908	76%
Rhodium	37,265	7%	39,598	7%	35,649	7%	37,265	9%	39,598	9%	35,649	9%
Gold	7,261	1%	7,780	1%	7,472	1%	7,261	2%	7,780	2%	7,472	2%
PGM production 4E/2E	537,461	100%	561,265	100%	504,389	100%	414,918	100%	445,052	100%	403,699	100%	122,543	100%	116,213	100%	100,690	100%
Ruthenium	59,415		63,423		56,498		59,415		63,423		56,498
Iridium	15,123		15,959		14,323		15,123		15,959		14,323
Total 6E/2E	611,999		640,647		575,210		489,456		524,434		474,520		122,543		116,213		100,690
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Mar 2024	Dec 2023	Mar 2023
Average catalyst fed/day	Tonne	10.7	11.0	10.7
Total processed	Tonne	988	999	965
Tolled	Tonne	—	—	—
Purchased	Tonne	988	999	965
PGM fed	3Eoz	77,873	75,428	78,844
PGM sold	3Eoz	77,245	77,996	79,405
PGM tolled returned	3Eoz	—	317	2,532

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 9

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Mar 2024	7,541	882	6,659	276	21	284	347	322	30	932	5,330
		Dec 2023	7,945	904	7,041	275	21	284	419	344	3	1,066	5,533
		Mar 2023	8,081	1,066	7,015	353	201	361	335	351	216	992	5,271
Yield	g/t	Mar 2024	0.68	3.87	0.26	5.62	0.57	3.39	0.50	2.79	0.13	0.31	0.23
		Dec 2023	0.77	4.77	0.25	6.50	0.78	4.66	0.50	3.47	0.77	0.29	0.23
		Mar 2023	0.77	4.17	0.25	5.23	0.29	4.55	0.26	2.72	0.22	0.26	0.25
Gold produced	kg	Mar 2024	5,117	3,412	1,705	1,551	12	961	174	900	4	288	1,227
		Dec 2023	6,102	4,307	1,795	1,789	16	1,322	209	1,196	2	305	1,263
		Mar 2023	6,229	4,445	1,784	1,844	59	1,644	88	957	48	260	1,329
	oz	Mar 2024	164,515	109,698	54,817	49,866	386	30,897	5,594	28,936	129	9,259	39,449
		Dec 2023	196,184	138,473	57,711	57,518	514	42,503	6,720	38,452	64	9,806	40,606
		Mar 2023	200,267	142,910	57,357	59,286	1,897	52,856	2,829	30,768	1,543	8,359	42,728
Gold sold	kg	Mar 2024	5,343	3,605	1,738	1,648	26	962	184	995	4	306	1,218
		Dec 2023	5,685	3,892	1,793	1,632	2	1,286	224	974	2	297	1,268
		Mar 2023	6,765	4,830	1,935	1,824	105	1,877	146	1,129	48	307	1,329
	oz	Mar 2024	171,781	115,903	55,878	52,984	836	30,929	5,916	31,990	129	9,838	39,160
		Dec 2023	182,777	125,131	57,646	52,470	64	41,346	7,202	31,315	64	9,549	40,767
		Mar 2023	217,500	155,288	62,212	58,643	3,376	60,347	4,694	36,298	1,543	9,870	42,728
Price and costs
Gold price received	R/kg	Mar 2024	1,254,539			1,252,688		1,253,927		1,252,252		1,251,634	1,260,263
		Dec 2023	1,188,566			1,188,494		1,185,430		1,189,549		1,188,552	1,191,640
		Mar 2023	1,064,302			1,070,503		1,068,710		1,066,270		1,061,889	1,047,404
	US$/oz	Mar 2024	2,069			2,066		2,068		2,065		2,064	2,078
		Dec 2023	1,982			1,982		1,977		1,984		1,982	1,987
		Mar 2023	1,864			1,875		1,872		1,867		1,860	1,834
Operating cost[1,3]	R/t	Mar 2024	745	4,569	238	5,884	334	5,017	406	3,046	302	401	198
		Dec 2023	747	4,832	223	5,888	243	6,117	349	2,927	387	324	193
		Mar 2023	689	3,923	198	4,247	362	4,951	301	2,541	232	243	175
	US$/t	Mar 2024	39	242	13	312	18	266	22	162	16	21	11
		Dec 2023	40	259	12	316	13	328	19	157	21	17	10
		Mar 2023	39	221	11	239	20	279	17	143	13	14	10
	R/kg	Mar 2024	1,097,714	1,180,832	931,378	1,047,066	583,333	1,481,790	810,345	1,090,000	2,250,000	1,298,611	861,451
		Dec 2023	972,304	1,013,699	872,981	906,093	312,500	1,313,918	698,565	842,809	500,000	1,131,148	847,189
		Mar 2023	894,205	940,382	779,148	812,364	1,237,288	1,088,200	1,147,727	933,124	1,041,667	926,923	696,012
	US$/oz	Mar 2024	1,810	1,947	1,536	1,727	962	2,444	1,336	1,798	3,711	2,142	1,421
		Dec 2023	1,622	1,691	1,456	1,511	521	2,191	1,165	1,406	834	1,886	1,413
		Mar 2023	1,566	1,647	1,365	1,423	2,167	1,906	2,010	1,634	1,824	1,623	1,219
All-in sustaining cost[2,3]	R/kg	Mar 2024	1,236,571			1,292,115		1,580,279		1,112,112		1,356,209	906,404
		Dec 2023	1,168,690			1,228,886		1,423,179		993,852		1,188,552	913,249
		Mar 2023	1,042,868			1,065,837		1,213,050		1,033,135		983,713	772,009
	US$/oz	Mar 2024	2,039			2,131		2,606		1,834		2,237	1,495
		Dec 2023	1,949			2,049		2,374		1,657		1,982	1,523
		Mar 2023	1,826			1,867		2,124		1,809		1,723	1,352
All-in cost[2,3]	R/kg	Mar 2024	1,337,451			1,292,115		1,580,279		1,112,112		1,356,209	1,170,772
		Dec 2023	1,295,339			1,228,886		1,428,477		993,852		1,188,552	1,151,420
		Mar 2023	1,127,421			1,065,837		1,228,374		1,033,135		983,713	892,400
	US$/oz	Mar 2024	2,206			2,131		2,606		1,834		2,237	1,931
		Dec 2023	2,160			2,049		2,382		1,657		1,982	1,920
		Mar 2023	1,974			1,867		2,151		1,809		1,723	1,563
Capital expenditure
Ore reserve development	Rm	Mar 2024	665			398		205		62		—	—
		Dec 2023	622			362		196		64		—	—
		Mar 2023	653			349		221		83		—	—
Sustaining capital	Rm	Mar 2024	168			65		38		3		—	62
		Dec 2023	449			169		134		57		—	89
		Mar 2023	279			80		70		14		—	115
Corporate and projects[4]	Rm	Mar 2024	535			—		—		—		—	322
		Dec 2023	691			—		8		—		—	302
		Mar 2023	570			—		31		—		—	160
Total capital expenditure	Rm	Mar 2024	1,368			463		243		65		—	384
		Dec 2023	1,762			531		338		121		—	391
		Mar 2023	1,502			429		322		97		—	275
	US$m	Mar 2024	73			25		13		3		—	20
		Dec 2023	94			28		18		6		—	21
		Mar 2023	85			24		18		5		—	15
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period. For a reconciliation, refer to "Unit operating cost - Quarters" SA gold operations
2All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Operating cost, All-in sustaining costs and All-in costs, are not measures of performance under IFRS. As a result, such measures should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS. Non-IFRS measures are the responsibility of the Board
4Corporate project expenditure for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R213 million (US$11 million), R381 million (US$20 million) and R379 million (US$21 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 10

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

European operations

Sandouville nickel refinery
Metals split
	Mar 2024		Dec 2023		Mar 2023
Volumes produced (tonnes)		%		%		%
Nickel salts[1]	344	15%	196	15%	429	27%
Nickel metal	1,935	85%	1,084	85%	1,180	73%
Total Nickel production tNi	2,279	100%	1,280	100%	1,609	100%
Nickel cakes[2]	106		59		61
Cobalt chloride (CoCl2)[3]	45		18		33
Ferric chloride (FeCl3)[3]	358		161		296

Volumes sales (tonnes)
Nickel salts[1]	417	17%	254	17%	229	17%
Nickel metal	1,989	83%	1,225	83%	1,118	83%
Total Nickel sold tNi	2,406	100%	1,479	100%	1,347	100%
Nickel cakes[2]	—		—		19
Cobalt chloride (CoCl2)[3]	24		25		16
Ferric chloride (FeCl3)[3]	358		161		296

Nickel equivalent basket price	Unit	Mar 2024	Dec 2023	Mar 2023
Nickel equivalent average basket price[4]	R/tNi	359,933	377,958	501,856
	US$/tNi	19,084	20,266	28,258

Nickel equivalent sustaining cost	Rm	Mar 2024	Dec 2023	Mar 2023
Cost of sales, before amortisation and depreciation		1,036	900	922
Share-based payments		(1)	16	—
Rehabilitation interest and amortisation		1	4	1
Leases		5	5	5
Sustaining capital expenditure		62	70	44
Less: By-product credit		(46)	—	(45)
Nickel equivalent sustaining cost		1,057	995	927
Nickel Products sold	tNi	2,406	1,479	1,347
Nickel equivalent sustaining cost[5]	R/tNi	439,318	672,752	688,196
	US$/tNi	23,294	36,072	38,750

Nickel recovery yield[6]	%	97.24%	93.53%	96.15%
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. Non-IFRS measures such as Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are the responsibility of the Group's Board of Directors and because of its nature, should not be considered as a representation of financial performance under IFRS
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 11

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Australian operations

Century zinc retreatment operation[1]
Production
Ore mined and processed	kt	Mar 2024	1,373
		Dec 2023	2,063
		Mar 2023	112
Processing feed grade	%	Mar 2024	2.97
		Dec 2023	3.07
		Mar 2023	2.97
Plant recoveries	%	Mar 2024	48.57
		Dec 2023	50.56
		Mar 2023	45.95
Concentrate produced[2]	kt	Mar 2024	42
		Dec 2023	71
		Mar 2023	3
Concentrate zinc grade[3]	%	Mar 2024	47.01
		Dec 2023	45.16
		Mar 2023	44.78
Metal produced (zinc in concentrate)[4]	kt	Mar 2024	20
		Dec 2023	32
		Mar 2023	2
Zinc metal produced (payable)[5]	kt	Mar 2024	16
		Dec 2023	26
		Mar 2023	1
Zinc sold[6]	kt	Mar 2024	18
		Dec 2023	33
		Mar 2023	5
Zinc sold (payable)[7]	kt	Mar 2024	15
		Dec 2023	27
		Mar 2023	4
Price and costs
Average equivalent zinc concentrate price[8]	R/tZn	Mar 2024	41,346
		Dec 2023	33,852
		Mar 2023	36,287
	US$/tZn	Mar 2024	2,192
		Dec 2023	1,815
		Mar 2023	2,043
All-in sustaining cost[9,10]	R/tZn	Mar 2024	48,547
		Dec 2023	32,783
		Mar 2023	163,477
	US$/tZn	Mar 2024	2,574
		Dec 2023	1,758
		Mar 2023	9,205
All-in cost[9,10]	R/tZn	Mar 2024	48,547
		Dec 2023	33,390
		Mar 2023	208,134
	US$/tZn	Mar 2024	2,574
		Dec 2023	1,790
		Mar 2023	11,719
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1Century is a leading tailings management and rehabilitation company that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Concentrate produced is the dry concentrate which has been processed that contains zinc, silver and waste material
3Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
4Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced
5Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
6Zinc sold is the zinc metal contained in the concentrate sold
7Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
8Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
9All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
10All-in sustaining costs and all-in costs, are not measures of performance under IFRS. As a result, such measures should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS. Non-IFRS measures are the responsibility of the Board

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 12

ALL-IN COSTS – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM opera-tions[1]	US PGM operations[2]	Total SA PGM opera-tions[1]	Rustenburg	Marikana[1]	Kroondal[3]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[4]		Mar 2024	14,973	2,752	12,221	4,595	6,005	1,444	177	629	(629)
		Dec 2023	12,624	3,005	9,619	4,256	3,873	1,331	159	614	(614)
		Mar 2023	10,914	2,133	8,781	3,880	3,938	812	151	478	(478)
Royalties		Mar 2024	58	—	58	23	30	5	—	31	(31)
		Dec 2023	242	—	242	89	150	3	—	29	(29)
		Mar 2023	228	—	228	29	196	3	—	32	(32)
Carbon tax		Mar 2024	—	—	—	—	—	—	—	—	—
		Dec 2023	—	—	—	—	—	—	—	—	—
		Mar 2023	—	—	—	—	—	—	—	—	—
Community costs		Mar 2024	39	—	39	10	19	10	—	—	—
		Dec 2023	34	—	34	16	15	2	—	—	—
		Mar 2023	23	—	23	—	23	—	—	—	—
Inventory change		Mar 2024	(1,992)	(278)	(1,714)	(713)	(1,055)	54	—	1	(1)
		Dec 2023	556	(37)	593	(153)	752	(6)	—	(2)	2
		Mar 2023	(83)	25	(108)	(623)	515	—	—	61	(61)
Share-based payments[5]		Mar 2024	1	(1)	2	(1)	3	(2)	—	—	—
		Dec 2023	46	47	(1)	—	7	(8)	—	—	—
		Mar 2023	10	6	4	1	2	1	—	—	—
Rehabilitation interest and amortisation[6]		Mar 2024	43	12	31	(1)	11	21	—	1	(1)
		Dec 2023	60	21	39	8	10	21	—	1	(1)
		Mar 2023	51	20	31	(3)	16	18	—	1	(1)
Leases		Mar 2024	19	1	18	5	11	2	—	—	—
		Dec 2023	23	5	18	6	10	2	—	—	—
		Mar 2023	15	1	14	4	9	1	—	—	—
Ore reserve development		Mar 2024	1,146	601	545	145	400	—	—	—	—
		Dec 2023	1,398	813	585	163	422	—	—	—	—
		Mar 2023	1,622	976	646	168	478	—	—	—	—
Sustaining capital expenditure		Mar 2024	639	209	430	207	151	68	4	170	(170)
		Dec 2023	1,579	792	787	217	424	115	31	281	(281)
		Mar 2023	718	367	351	128	168	48	7	237	(237)
Less: By-product credit		Mar 2024	(3,016)	(210)	(2,806)	(1,352)	(1,118)	(266)	(70)	(129)	129
		Dec 2023	(3,522)	(195)	(3,327)	(1,784)	(1,312)	(216)	(15)	(169)	169
		Mar 2023	(2,365)	(200)	(2,165)	(847)	(1,127)	(170)	(21)	(166)	166
Total All-in-sustaining costs[7]		Mar 2024	11,910	3,086	8,824	2,918	4,457	1,336	111	703	(703)
		Dec 2023	13,040	4,451	8,589	2,818	4,351	1,244	175	754	(754)
		Mar 2023	11,133	3,328	7,805	2,737	4,218	713	137	643	(643)
Plus: Corporate cost, growth and capital expenditure		Mar 2024	213	57	156	—	156	—	—	—	—
		Dec 2023	435	170	265	—	239	2	24	—	—
		Mar 2023	362	198	164	—	163	1	—	—	—
Total All-in-costs[7]		Mar 2024	12,123	3,143	8,980	2,918	4,613	1,336	111	703	(703)
		Dec 2023	13,475	4,621	8,854	2,818	4,590	1,246	199	754	(754)
		Mar 2023	11,495	3,526	7,969	2,737	4,381	714	137	643	(643)
PGM production	4Eoz - 2Eoz	Mar 2024	537,461	122,543	414,918	137,100	174,892	61,150	11,794	29,982	—
		Dec 2023	561,265	116,213	445,052	161,924	185,468	55,136	12,618	29,906	—
		Mar 2023	504,389	100,690	403,699	147,484	175,530	41,187	13,102	26,396	—
	kg	Mar 2024	16,717	3,812	12,905	4,264	5,440	1,902	367	933	—
		Dec 2023	17,457	3,615	13,843	5,036	5,769	1,715	392	930	—
		Mar 2023	15,688	3,132	12,556	4,587	5,460	1,281	408	821	—
All-in-sustaining cost	R/4Eoz - R/2Eoz	Mar 2024	23,469	25,183	22,923	21,284	25,484	21,848	9,412	23,447	—
		Dec 2023	24,541	38,300	20,689	17,403	23,460	22,562	13,869	25,212	—
		Mar 2023	23,291	33,052	20,686	18,558	24,030	17,311	10,456	24,360	—
	US$/4Eoz - US$/2Eoz	Mar 2024	1,244	1,335	1,215	1,129	1,351	1,158	499	1,243	—
		Dec 2023	1,316	2,054	1,109	933	1,258	1,210	744	1,352	—
		Mar 2023	1,311	1,861	1,165	1,045	1,353	975	589	1,372	—
All-in-cost	R/4Eoz - R/2Eoz	Mar 2024	23,889	25,648	23,329	21,284	26,376	21,848	9,412	23,447	—
		Dec 2023	25,360	39,763	21,327	17,403	24,748	22,599	15,771	25,212	—
		Mar 2023	24,048	35,018	21,121	18,558	24,959	17,336	10,456	24,360	—
	US$/4Eoz - US$/2Eoz	Mar 2024	1,267	1,360	1,237	1,129	1,399	1,158	499	1,243	—
		Dec 2023	1,360	2,132	1,144	933	1,327	1,212	846	1,352	—
		Mar 2023	1,354	1,972	1,189	1,045	1,405	976	589	1,372	—
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 13

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Mar 2024	Dec 2023	Mar 2023	Mar 2024	Dec 2023	Mar 2023	Mar 2024	Dec 2023	Mar 2023
Cost of sales, before amortisation and depreciation as reported per table above		14,973	12,624	10,914	12,221	9,619	8,781	6,005	3,873	3,938
Inventory change as reported per table above		(1,992)	556	(83)	(1,714)	593	(108)	(1,055)	752	515
Less: Chrome cost of sales		(528)	(675)	(257)	(528)	(675)	(257)	(88)	(83)	(60)
Total operating cost including third party PoC		12,453	12,505	10,574	9,979	9,537	8,416	4,862	4,542	4,393
Less: Purchase cost of PoC		(591)	(594)	(822)	(591)	(594)	(822)	(591)	(594)	(822)
Total operating cost excluding third party PoC		11,862	11,911	9,752	9,388	8,943	7,594	4,271	3,948	3,571

PGM production as reported per table above	4Eoz- 2Eoz	537,461	561,265	504,389	414,918	445,052	403,699	174,892	185,468	175,530
Less: Mimosa production		(29,982)	(29,906)	(26,396)	(29,982)	(29,906)	(26,396)	—	—	—
PGM production excluding Mimosa		507,479	531,359	477,993	384,936	415,146	377,303	174,892	185,468	175,530
Less: PoC production		(25,605)	(22,867)	(23,908)	(25,605)	(22,867)	(23,908)	(25,605)	(22,867)	(23,908)
PGM production excluding Mimosa and third party PoC		481,874	508,492	454,085	359,331	392,279	353,395	149,287	162,601	151,622

PGM production including Mimosa and excluding third party PoC		511,856	538,398	480,481	389,313	422,185	379,791	149,287	162,601	151,622

Tonnes milled/treated	kt	8,855	9,301	8,742	8,531	9,012	8,460	2,438	2,580	2,248
Less: Mimosa tonnes		(358)	(361)	(326)	(358)	(361)	(326)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		8,497	8,940	8,416	8,174	8,651	8,134	2,438	2,580	2,248
Operating cost including third party PoC	R/4Eoz-R/2Eoz	24,539	23,534	22,122	25,924	22,973	22,306	27,800	24,489	25,027
	US$/4Eoz-US$/2Eoz	1,301	1,262	1,246	1,375	1,232	1,256	1,474	1,313	1,409
	R/t	1,466	1,399	1,256	1,221	1,102	1,035	1,994	1,761	1,955
	US$/t	78	75	71	65	59	58	106	94	110
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	24,616	23,424	21,476	26,126	22,798	21,489	28,609	24,280	23,552
	US$/4Eoz-US$/2Eoz	1,305	1,256	1,209	1,385	1,222	1,210	1,517	1,302	1,326
	R/t	1,396	1,332	1,159	1,149	1,034	934	1,752	1,530	1,589
	US$/t	74	71	65	61	55	53	93	82	89

Reconciliation of AISC and AIC excluding PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Mar 2024	Dec 2023	Mar 2023	Mar 2024	Dec 2023	Mar 2023	Mar 2024	Dec 2023	Mar 2023
Total All-in-sustaining cost as reported per table above		11,910	13,040	11,133	8,824	8,589	7,805	4,457	4,351	4,218
Less: Purchase cost of PoC		(591)	(594)	(822)	(591)	(594)	(822)	(591)	(594)	(822)
Add: By-product credit of PoC		106	107	100	106	107	100	106	107	100
Total All-in-sustaining cost excluding PoC		11,425	12,553	10,411	8,339	8,102	7,083	3,972	3,864	3,496
Plus: Corporate cost, growth and capital expenditure		213	435	362	156	265	164	156	239	163
Total All-in-cost excluding PoC		11,638	12,988	10,773	8,495	8,367	7,247	4,128	4,103	3,659

PGM production excluding PoC	4Eoz- 2Eoz	481,874	508,492	454,085	359,331	392,279	353,395	149,287	162,601	151,622

All-in-sustaining cost excluding PoC	R/4Eoz-R/2Eoz	23,710	24,687	22,927	23,207	20,654	20,043	26,606	23,764	23,057
	US$/4Eoz-US$/2Eoz	1,257	1,324	1,291	1,230	1,107	1,129	1,411	1,274	1,298

All-in-cost excluding PoC	R/4Eoz-R/2Eoz	24,152	25,542	23,725	23,641	21,329	20,507	27,651	25,234	24,132
	US$/4Eoz-US$/2Eoz	1,281	1,370	1,336	1,254	1,144	1,155	1,466	1,353	1,359

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 14

ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Mar 2024	5,684	1,691	1,556	1,011	388	1,038	—
		Dec 2023	5,506	1,472	1,808	833	331	1,062	—
		Mar 2023	6,011	1,613	2,136	1,087	277	898	—
Royalties		Mar 2024	25	10	7	6	1	—	1
		Dec 2023	26	10	9	6	1	—	—
		Mar 2023	29	10	11	6	2	—	—
Carbon tax		Mar 2024	—	—	—	—	—	—	—
		Dec 2023	—	—	—	—	—	—	—
		Mar 2023	—	—	—	—	—	—	—
Community costs		Mar 2024	3	—	—	—	—	3	—
		Dec 2023	(11)	(2)	(2)	(8)	—	1	—
		Mar 2023	5	—	1	—	—	4	—
Share-based payments[2]		Mar 2024	4	(1)	(2)	(1)	—	8	—
		Dec 2023	1	1	(7)	(5)	—	7	5
		Mar 2023	10	2	1	1	—	6	—
Rehabilitation interest and amortisation[3]		Mar 2024	59	1	6	30	26	(6)	2
		Dec 2023	35	(2)	3	19	21	(7)	1
		Mar 2023	56	2	8	20	23	2	1
Leases		Mar 2024	7	—	2	1	—	4	—
		Dec 2023	20	—	9	5	—	6	—
		Mar 2023	18	1	6	6	—	5	—
Ore reserve development		Mar 2024	665	398	205	62	—	—	—
		Dec 2023	622	362	196	64	—	—	—
		Mar 2023	653	349	221	83	—	—	—
Sustaining capital expenditure		Mar 2024	168	65	38	3	—	62	—
		Dec 2023	449	169	134	57	—	89	—
		Mar 2023	279	80	70	14	—	115	—
Less: By-product credit		Mar 2024	(8)	(1)	(1)	(1)	—	(5)	—
		Dec 2023	(4)	(2)	(1)	(1)	—	—	—
		Mar 2023	(6)	(1)	—	(1)	—	(4)	—
Total All-in-sustaining costs[4]		Mar 2024	6,607	2,163	1,811	1,111	415	1,104	3
		Dec 2023	6,644	2,008	2,149	970	353	1,158	6
		Mar 2023	7,055	2,056	2,454	1,216	302	1,026	1
Plus: Corporate cost, growth and capital expenditure		Mar 2024	539	—	—	—	—	322	217
		Dec 2023	720	—	8	—	—	302	410
		Mar 2023	572	—	31	—	—	160	381
Total All-in-costs[4]		Mar 2024	7,146	2,163	1,811	1,111	415	1,426	220
		Dec 2023	7,364	2,008	2,157	970	353	1,460	416
		Mar 2023	7,627	2,056	2,485	1,216	302	1,186	382
Gold sold	kg	Mar 2024	5,343	1,674	1,146	999	306	1,218	—
		Dec 2023	5,685	1,634	1,510	976	297	1,268	—
		Mar 2023	6,765	1,929	2,023	1,177	307	1,329	—
	oz	Mar 2024	171,781	53,820	36,845	32,119	9,838	39,160	—
		Dec 2023	182,777	52,534	48,548	31,379	9,549	40,767	—
		Mar 2023	217,500	62,019	65,041	37,841	9,870	42,728	—
All-in-sustaining cost	R/kg	Mar 2024	1,236,571	1,292,115	1,580,279	1,112,112	1,356,209	906,404	—
		Dec 2023	1,168,690	1,228,886	1,423,179	993,852	1,188,552	913,249	—
		Mar 2023	1,042,868	1,065,837	1,213,050	1,033,135	983,713	772,009	—
All-in-sustaining cost	US$/oz	Mar 2024	2,039	2,131	2,606	1,834	2,237	1,495	—
		Dec 2023	1,949	2,049	2,374	1,657	1,982	1,523	—
		Mar 2023	1,826	1,867	2,124	1,809	1,723	1,352	—
All-in-cost	R/kg	Mar 2024	1,337,451	1,292,115	1,580,279	1,112,112	1,356,209	1,170,772	—
		Dec 2023	1,295,339	1,228,886	1,428,477	993,852	1,188,552	1,151,420	—
		Mar 2023	1,127,421	1,065,837	1,228,374	1,033,135	983,713	892,400	—
All-in-cost	US$/oz	Mar 2024	2,206	2,131	2,606	1,834	2,237	1,931	—
		Dec 2023	2,160	2,049	2,382	1,657	1,982	1,920	—
		Mar 2023	1,974	1,867	2,151	1,809	1,723	1,563	—
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1    Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4    All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 15

ALL-IN COSTS – QUARTERS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation[1]

Cost of sales, before amortisation and depreciation[2]		Mar 2024	734
		Dec 2023	691
		Mar 2023	119
Royalties		Mar 2024	25
		Dec 2023	55
		Mar 2023	13
Community costs		Mar 2024	13
		Dec 2023	15
		Mar 2023	2
Inventory change		Mar 2024	8
		Dec 2023	79
		Mar 2023	56
Share-based payments		Mar 2024	—
		Dec 2023	—
		Mar 2023	—
Rehabilitation interest and amortisation[3]		Mar 2024	5
		Dec 2023	5
		Mar 2023	1
Leases		Mar 2024	27
		Dec 2023	27
		Mar 2023	11
Sustaining capital expenditure		Mar 2024	11
		Dec 2023	42
		Mar 2023	7
Less: By-product credit		Mar 2024	(26)
		Dec 2023	(50)
		Mar 2023	(4)
Total All-in-sustaining costs[4]		Mar 2024	797
		Dec 2023	864
		Mar 2023	205
Plus: Corporate cost, growth and capital expenditure		Mar 2024	—
		Dec 2023	16
		Mar 2023	56
Total All-in-costs[4]		Mar 2024	797
		Dec 2023	880
		Mar 2023	261
Zinc metal produced (payable)	kt	Mar 2024	16
		Dec 2023	26
		Mar 2023	1
All-in-sustaining cost	R/tZn	Mar 2024	48,547
		Dec 2023	32,783
		Mar 2023	163,477
	US$/tZn	Mar 2024	2,574
		Dec 2023	1,758
		Mar 2023	9,205
All-in-cost	R/tZn	Mar 2024	48,547
		Dec 2023	33,390
		Mar 2023	208,134
	US$/tZn	Mar 2024	2,574
		Dec 2023	1,790
		Mar 2023	11,719
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1Century is a leading tailings management and rehabilitation company that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023
2Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of zinc metal produced (payable) in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 16

UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1,3]	US PGM operations	Total SA PGM operations[3]	Rustenburg[3]		Marikana[3]		Kroondal[3,4]	Plat Mile[3]	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface		Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Mar 2024	14,973	2,752	12,221	4,288	307	6,005		1,444	177	629
		Dec 2023	12,624	3,005	9,619	3,942	314	3,873		1,331	159	614
		Mar 2023	10,914	2,133	8,781	3,615	265	3,938		812	151	478
Inventory change		Mar 2024	(1,992)	(278)	(1,714)	(747)	34	(1,055)		54	—	1
		Dec 2023	556	(37)	593	(155)	2	752		(6)	—	(2)
		Mar 2023	(83)	25	(108)	(538)	(85)	515		—	—	61
Less: Chrome cost of sales		Mar 2024	(528)	—	(528)	(416)	—	(88)		(3)	(21)	—
		Dec 2023	(675)	—	(675)	(587)	—	(83)		(5)	—	—
		Mar 2023	(257)	—	(257)	(194)	—	(60)		(3)	—	—
Less: Purchase cost of PoC		Mar 2024	(591)	—	(591)	—	—	(591)		—	—	—
		Dec 2023	(594)	—	(594)	—	—	(594)		—	—	—
		Mar 2023	(822)	—	(822)	—	—	(822)		—	—	—
Total operating cost excluding third party PoC		Mar 2024	11,862	2,474	9,388	3,125	341	4,271		1,495	156	630
		Dec 2023	11,911	2,968	8,943	3,200	316	3,948		1,320	159	612
		Mar 2023	9,752	2,158	7,594	2,883	180	3,571		809	151	539
Tonnes milled/treated excluding Mimosa and third party PoC[5]	kt	Mar 2024	8,497	324	8,174	1,272	1,349	1,424	1,015	1,056	2,057	358
		Dec 2023	8,940	289	8,651	1,446	1,418	1,552	1,028	900	2,307	361
		Mar 2023	8,416	282	8,134	1,412	1,260	1,436	812	686	2,529	326
PGM production excluding Mimosa and third party PoC[5]	4Eoz	Mar 2024	481,874	122,543	359,331	120,584	16,516	149,287		61,150	11,794	29,982
		Dec 2023	508,492	116,213	392,279	138,182	23,742	162,601		55,136	12,618	29,906
		Mar 2023	454,085	100,690	353,395	130,123	17,361	151,622		41,187	13,102	26,396
Operating cost[6]	R/t	Mar 2024	1,396	7,642	1,149	2,456	253	1,752		1,415	76	1,762
		Dec 2023	1,332	10,256	1,034	2,212	223	1,530		1,467	69	1,697
		Mar 2023	1,159	7,665	934	2,042	143	1,589		1,180	60	1,653
	US$/t	Mar 2024	74	405	61	130	13	93		75	4	93
		Dec 2023	71	550	55	119	12	82		79	4	91
		Mar 2023	65	432	53	115	8	89		66	3	93
	R/4Eoz - R/2Eoz	Mar 2024	24,616	20,189	26,126	25,916	20,647	28,609		24,448	13,227	21,013
		Dec 2023	23,424	25,539	22,798	23,158	13,310	24,280		23,941	12,601	20,464
		Mar 2023	21,476	21,432	21,489	22,156	10,368	23,552		19,642	11,525	20,420
	US$/4Eoz - US$/2Eoz	Mar 2024	1,305	1,070	1,385	1,374	1,095	1,517		1,296	701	1,114
		Dec 2023	1,256	1,369	1,222	1,242	714	1,302		1,284	676	1,097
		Mar 2023	1,209	1,207	1,210	1,248	584	1,326		1,106	649	1,150
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1    US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is equity accounted
2    The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above
3    Cost of sales, before amortisation and depreciation for US and SA PGM operations Total SA PGM operations, Rustenburg, Marikana, Kroondal and Platinum Mile includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4    Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
5    For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters”
6    Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 17

UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Mar 2024	5,684	4,101	1,583	1,684	7	1,415	141	1,002	9	388	1,038
		Dec 2023	5,506	3,968	1,538	1,467	5	1,669	139	832	1	331	1,062
		Mar 2023	6,011	4,570	1,441	1,540	73	1,993	143	1,037	50	277	898
Inventory change		Mar 2024	(67)	(72)	5	(60)	—	9	—	(21)	—	(14)	19
		Dec 2023	427	398	29	154	—	68	7	176	—	14	8
		Mar 2023	(441)	(390)	(51)	(42)	—	(204)	(42)	(144)	—	(36)	27
Total operating cost		Mar 2024	5,617	4,029	1,588	1,624	7	1,424	141	981	9	374	1,057
		Dec 2023	5,933	4,366	1,567	1,621	5	1,737	146	1,008	1	345	1,070
		Mar 2023	5,570	4,180	1,390	1,498	73	1,789	101	893	50	241	925
Tonnes milled/treated	kt	Mar 2024	7,541	882	6,659	276	21	284	347	322	30	932	5,330
		Dec 2023	7,945	904	7,041	275	21	284	419	344	3	1,066	5,533
		Mar 2023	8,081	1,066	7,015	353	201	361	335	351	216	992	5,271
Gold produced	kg	Mar 2024	5,117	3,412	1,705	1,551	12	961	174	900	4	288	1,227
		Dec 2023	6,102	4,307	1,795	1,789	16	1,322	209	1,196	2	305	1,263
		Mar 2023	6,229	4,445	1,784	1,844	59	1,644	88	957	48	260	1,329
	oz	Mar 2024	164,515	109,698	54,817	49,866	386	30,897	5,594	28,936	129	9,259	39,449
		Dec 2023	196,184	138,473	57,711	57,518	514	42,503	6,720	38,452	64	9,806	40,606
		Mar 2023	200,267	142,910	57,357	59,286	1,897	52,856	2,829	30,768	1,543	8,359	42,728
Operating cost[1]	R/t	Mar 2024	745	4,569	238	5,884	334	5,017	406	3,046	302	401	198
		Dec 2023	747	4,832	223	5,888	243	6,117	349	2,927	387	324	193
		Mar 2023	689	3,923	198	4,247	362	4,951	301	2,541	232	243	175
	US$/t	Mar 2024	39	242	13	312	18	266	22	162	16	21	11
		Dec 2023	40	259	12	316	13	328	19	157	21	17	10
		Mar 2023	39	221	11	239	20	279	17	143	13	14	10
	R/kg	Mar 2024	1,097,714	1,180,832	931,378	1,047,066	583,333	1,481,790	810,345	1,090,000	2,250,000	1,298,611	861,451
		Dec 2023	972,304	1,013,699	872,981	906,093	312,500	1,313,918	698,565	842,809	500,000	1,131,148	847,189
		Mar 2023	894,205	940,382	779,148	812,364	1,237,288	1,088,200	1,147,727	933,124	1,041,667	926,923	696,012
	US$/oz	Mar 2024	1,810	1,947	1,536	1,727	962	2,444	1,336	1,798	3,711	2,142	1,421
		Dec 2023	1,622	1,691	1,456	1,511	521	2,191	1,165	1,406	834	1,886	1,413
		Mar 2023	1,566	1,647	1,365	1,423	2,167	1,906	2,010	1,634	1,824	1,623	1,219
Average exchange rates for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023 was R18.86/US$, R18.65/US$ and R17.76/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 18

ADJUSTED EBITDA RECONCILIATION – QUARTERS

	Quarter ended Mar 2024											Quarter ended Dec 2023											Quarter ended Mar 2023
		Americas region			Southern Africa (SA) region		European region		Australian region		Group		Americas region			Southern Africa (SA) region		European region		Australian region		Group		Americas region			Southern Africa (SA) region		European region		Australian region		Group
Figures in million - SA rand	Group	Total US PGM operations	Underground	Recycling	Total SA PGM	Total SA gold	Total EU operations[1]	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Corporate	Group	Total US PGM	Under- ground	Recycling	Total SA PGM	Total SA gold	Total EU operations[1]	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate	Group	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total EU operations[1]	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Corporate
(Loss)/profit before royalties, carbon tax and tax	(634)	(185)	(255)	70	566	(262)	(149)	(84)	(313)	(259)	(291)	(49,186)	(42,912)	(43,000)	88	4,275	(2,617)	(4,246)	(3,904)	(3,634)	(3,655)	(52)	5,616	(439)	(637)	198	6,289	362	(341)	(289)	(89)	(41)	(166)
Adjusted for:
Amortisation and depreciation	1,969	541	540	1	811	583	7	5	27	27	—	2,697	879	878	1	826	667	58	56	267	267	—	1,958	707	706	1	655	524	48	47	24	24	—
Interest income	(381)	(129)	(129)	—	(102)	(138)	(11)	—	(1)	—	—	(310)	(49)	(49)	—	(106)	(133)	(20)	—	—	—	(2)	(380)	(59)	(59)	—	(152)	(164)	(2)	—	(3)	(1)	—
Finance expense	1,093	446	446	—	142	325	54	25	42	38	84	868	334	334	—	153	252	25	6	39	13	65	750	261	261	—	230	156	3	3	22	22	78
Share-based payments	19	2	2	—	6	11	—	—	—	—	—	(9)	9	9	—	(17)	(8)	6	6	—	—	1	(1)	(4)	(4)	—	(2)	5	—	—	—	—	—
Loss/(gain) on financial instruments	85	—	—	—	(6)	135	(2)	(4)	(42)	(42)	—	(319)	2,136	2,136	—	(2,698)	118	252	(21)	(126)	(127)	(1)	169	(4)	(4)	—	273	(7)	(35)	—	(58)	(58)	—
(Gain)/loss on foreign exchange movements	(59)	2	2	—	(130)	45	8	8	—	1	16	(286)	—	—	—	(161)	(44)	(13)	(13)	(38)	9	(30)	(147)	(6)	(6)	—	(174)	(57)	69	(1)	44	(4)	(23)
Share of results of equity-accounted investees after tax	(13)	—	—	—	66	(82)	—	—	—	—	3	1,393	—	—	—	1,456	(66)	—	—	—	—	3	(200)	—	—	—	(132)	(72)	—	—	—	—	4
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	—	—	—	—	—	—	—	—	—	—	—	(45)	—	—	—	(45)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(14)	2	2	—	(4)	(12)	—	—	—	—	—	2	45	45	—	(13)	(30)	—	—	—	—	—	(26)	—	—	—	(21)	(5)	—	—	—	—	—
Impairments	122	—	—	—	122	—	—	—	—	—	—	47,445	38,919	38,919	—	505	2,731	1,607	1,607	3,683	3,683	—	2	—	—	—	—	2	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	(898)	—	—	—	(898)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	—	—	—	—	—	—	(357)	—	—	—	—	(357)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	60	2	2	—	4	54	—	—	—	—	—	684	41	41	—	333	310	—	—	—	—	—	46	—	—	—	—	46	—	—	—	—	—
Onerous contract provision	(142)	—	—	—	—	—	(142)	(142)	—	—	—	1,865	—	—	—	—	—	1,865	1,865	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on remeasurement of previous interest in Kroondal	—	—	—	—	—	—	—	—	—	—	—	(298)	—	—	—	(298)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payments	(61)	(1)	(1)	—	(19)	(8)	(6)	(5)	(27)	(27)	—	(77)	(5)	(5)	—	(18)	(19)	(7)	(7)	(28)	(26)	—	(48)	(1)	(1)	—	(14)	(16)	(6)	(5)	(11)	(11)	—
Other non-recurring costs	93	—	—	—	—	1	—	—	21	—	71	213	29	29	—	—	—	—	—	—	—	184	16	(2)	(2)	—	—	—	—	—	2	—	16
Adjusted EBITDA	2,137	680	609	71	1,456	652	(241)	(197)	(293)	(262)	(117)	3,382	(574)	(663)	89	3,294	804	(473)	(405)	163	164	168	7,755	453	254	199	6,952	774	(264)	(245)	(69)	(69)	(91)
1. 1 Total EU operations includes Sandouville nickel refinery, Keliber OY and European corporate and reconciling items
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 19

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Mar 2024 quarter		Dec 2023 quarter		Mar 2023 quarter
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	840	174	1,262	85	1,503	451
Secondary development	(m)	3,257	1,365	3,296	1,161	2,443	1,424

SA PGM operations		Mar 2024 quarter						Dec 2023 quarter						Mar 2023 quarter
	Reef			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			437	1,214	2,227	351			705	1,685	2,818	661			606	1,325	2,290	521
Advanced on reef	(m)			437	528	829	238			705	651	1,099	450			606	572	805	337
Height	(cm)			212	296	288	173			218	303	285	258			229	294	289	272
Average value	(g/t)			3.0	2.3	2.3	3.0			2.9	2.3	2.2	3.0			2.7	2.4	2.3	2.9
	(cm.g/t)			631	690	648	517			639	705	637	776			615	696	655	787

SA PGM operations		Mar 2024 quarter						Dec 2023 quarter						Mar 2023 quarter
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	7,970	2,634	2,270	1,051	237	2,358	9,268	3,590	3,192	1,124	499	2,797	6,661	3,864	2,933	640	949	2,607
Primary development - on reef	(m)	6,391	1,387	1,010	762	153	548	7,627	1,941	1,801	756	392	729	4,803	2,327	1,663	378	662	877
Height	(cm)	216	218	237	258	226	239	217	220	234	255	226	240	216	220	236	225	212	240
Average value	(g/t)	2.9	2.6	2.4	2.6	2.5	2.6	2.8	2.6	2.4	2.3	3.0	2.4	2.8	2.5	2.5	2.6	2.9	2.5
	(cm.g/t)	626	566	556	657	568	623	611	577	558	577	671	575	611	548	583	593	621	589

SA PGM operations		Mar 2024 quarter						Dec 2023 quarter						Mar 2023 quarter
	Reef		Simunye[1]	Kopaneng	Bamba-nani	Kwezi	K6		Simunye[1]	Kopaneng	Bamba-nani	Kwezi	K6		Simunye[1]	Kopaneng	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		—	645	926	209	441		—	813	973	269	473		675	541	1,014	273	438
Advanced on reef	(m)		—	585	599	199	387		—	717	556	200	417		604	462	747	230	423
Height	(cm)		—	239	221	233	237		—	234	216	237	236		230	235	250	229	235
Average value	(g/t)		—	2.4	1.4	2.1	1.6		—	2.0	1.5	1.8	2.1		2.2	2.0	1.9	2.0	2.2
	(cm.g/t)		—	565	302	493	369		—	474	320	419	495		516	470	468	450	509
1 Simunye development was done as part of the Kopaneng extraction strategy. Based on planning and measuring this portion of mining below Simunye will be allocated to Kopaneng with effect from April 2023 onwards
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 20

DEVELOPMENT RESULTS (continued)

SA gold operations		Mar 2024 quarter			Dec 2023 quarter			Mar 2023 quarter
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	464	496	1,283	425	565	1,445	544	545	1,072
Advanced on reef	(m)	136	28	71	107	150	170	67	38	195
Channel width	(cm)	21	45	98	17	103	68	41	27	46
Average value	(g/t)	63.3	14.2	30.4	60.8	4.2	64.1	22.8	8.3	24.5
	(cm.g/t)	1,356	633	2,986	1,047	429	4,354	937	224	1,123

SA gold operations		Mar 2024 quarter				Dec 2023 quarter				Mar 2023 quarter
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,174	489	—	153	1,278	521	—	178	1,002	534	46	709
Advanced on reef	(m)	242	158	—	20	316	109	—	12	375	125	46	142
Channel width	(cm)	182	58	—	188	158	57	—	150	152	85	101	107
Average value	(g/t)	9.1	7.9	—	9.1	3.3	18.5	—	24.5	5.4	9.0	1.9	10.8
	(cm.g/t)	1,647	460	—	1,717	524	1,055	—	3,682	819	764	196	1,151

SA gold operations		Mar 2024 quarter		Dec 2023 quarter		Mar 2023 quarter
	Reef	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	1,334	—	1,584	—	1,917	8
Advanced on reef	(m)	663	—	638	—	566	—
Channel width	(cm)	144	—	132	—	172	—
Average value	(g/t)	6.7	—	4.7	—	7.3	—
	(cm.g/t)	961	—	619	—	1,262	—

SA gold operations		Mar 2024 quarter	Dec 2023 quarter	Mar 2023 quarter
	Reef	Kimberley	Kimberley	Kimberley
Burnstone	Unit
Advanced	(m)	840	1,277	571
Advanced on reef	(m)	53	89	—
Channel width	(cm)	54	36	—
Average value	(g/t)	7.9	12.1	—
	(cm.g/t)	425	440	—

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 21

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Jeremiah Vilakazi*
Keith Rayner*
Nkosemntu Nika*
Peter Hancock***
Philippe Boisseau**
Richard Menell*#
Sindiswa Zilwa*
Susan van der Merwe*
Timothy Cumming*
* Independent non-executive
^ Appointed as lead independent director 1 January 2024
# Resigned as lead independent director 1 January 2024
** Appointed as independent non-executive director 8 April 2024
*** Appointed as independent non-executive director 6 May 2024
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 22

DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2023 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2024 23